

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2023

Zhu Runzhou
Chief Executive Officer
Aluminum Corporation of China Limited
No. 62 North Xizhimen Street, Haidian District, Beijing
People's Republic of China (100082)

> **Re: Aluminum Corporation of China Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-15264**

Dear Zhu Runzhou:

We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 139

1. We note your disclosures on pages iii, iv, vi, and 139. Please confirm, if true, that you are controlled by the State-owned Assets Supervision and Administration Commission of the State Council of China by virtue of the SASAC's total ownership of your controlling shareholder. Please also briefly explain the State Council of China and the SASAC's role as governmental entities.

2. We note that your principal subsidiaries provided in Note 1 to your consolidated financial statements indicates that you have a subsidiary in Hong Kong. Please note that Item 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities, including variable interest entities or similar structures.

    - With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
    - With respect to (b)(3), (b)(4), and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

3. Please supplementally describe the materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your disclosure under paragraphs (b)(2) and (3).

4. We note your disclosure at page 139 that eight of your directors are "members of the Chinese Communist Party." Please further identify each "official" of the Chinese Communist Party as required by Item 16I(b)(4) of the Form 20-F.

5. In order to clarify the scope of your review, please supplementally describe the steps you have taken to identify whether the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

6. With respect to your disclosure pursuant to Item 16I(b)(5), please confirm that your Articles of Association contain one or more charters of the Chinese Communist Party, or the text of any such charters, and tell us the text of such charters. We also note that you have included language that such disclosure is "to our best knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party other than those outlined in your response.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kyle Wiley at (202) 344-5791 or Christopher Dunham at (202) 551-3783 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Chin-Yang Lin